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United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Northrop Grumman

Name of persons relying on exemption: Sisters of St. Francis of Philadelphia, School Sisters of Notre Dame Cooperative Investment Fund, Sisters of St. Dominic of Caldwell, NJ, and Investor Advocates for Social Justice.

Address of persons relying on exemption: Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014 and Investor Advocates for Social Justice (formerly Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Item #4, the Shareholder Proposal (“Proposal”) to Report on Human Rights Impact Assessment at the Northrop Grumman Annual Meeting on May 20, 2020.

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Summary of the Proposal

The Proposal asks Northrop Grumman (“the Company”) to publish a report with the results of a Human Rights Impact Assessment (“HRIA”) examining the actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas.

1.	Companies such as Northrop Grumman, who by the very nature of their business pose risks of serious human rights violations should report on what those risks are and how they plan to address them. In the absence of that disclosure, investors and stakeholders cannot be assured that the company is meeting its human rights responsibilities.
2.	Human rights impacts may create material risks for companies in the Defense and Aerospace industry with customers in defense, military training, artificial intelligence, such as Northrop Grumman. Failure to meaningfully assess the company’s human rights impacts may expose Northrop Grumman to negative legal, financial, and reputational risks.
3.	Northrop Grumman does not publish the results of a Human Rights Impact Assessment, a process to identify and evaluate the actual and potential impacts of the company’s high-risk business activities on the human rights of rights-holders. This is a necessary first step of human rights due diligence and establishing management systems to address human rights and prioritize actions. In fact, the company publishes no information about the implementation and effectiveness of its Human Rights Policy.

The discussion of Northrop Grumman’s activities, products, services and business relationships in the Proposal’s supporting statement illustrate the potential human rights impacts that are associated with Northrop Grumman’s business. Conducting a Human Rights Impact Assessment (HRIA) would improve the Company’s understanding of the potential impact of its business on human rights and provide ways for the Company to manage its impacts in a manner that respects the rights of all involved. An HRIA would help the Company identify its salient human rights issues, which are defined by the severity of adverse impacts to stakeholders and likelihood of future occurrence. These human rights risks include the right to life, liberty and personal security, right to privacy, right to non-discrimination, and the rights to peaceful assembly and association.

The UN Guiding Principles for Business and Human Rights (“UNGPs”) state that “the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate.”1 The UNGPs address the need for companies to “identify, prevent, mitigate and account for how it addresses its adverse human rights impacts.” To meet its responsibility to respect human rights, a company should know and show that it is assessing on an ongoing basis where there is a risk for potential negative impacts, and what actual negative impacts it is having on people through its business relationships and activities. From the findings of the assessment, a company can take measures to prevent and mitigate risks and take steps to address the situation.

The OECD Guidelines for Multinational Enterprises recommend that businesses “carry out risk-based due diligence to identify, prevent and mitigate actual and potential adverse impacts related to”, among other things, human rights. 2 Its Due Diligence Guidance for Responsible Business Conduct (“OECD Guidance”) outlines measures to embed responsible business conduct into policies and management systems; identify and assess adverse impacts; cease, prevent or mitigate adverse impacts; track implementation and results; and report on how impacts are addressed.3

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Northrop Grumman faces risks that may have a material financial impact on the business because it has failed to adequately assess and manage human rights related risks and impacts.

The nature, scope and operating context of a company in the defense sector like Northrop Grumman places it at risk of causing, contributing to or being linked to human rights abuses associated with the use of its products and services by third parties such as armed forces or law enforcement agencies.

As the 3rd largest defense contractor in 2019,4 with 83% of the company’s revenue from defense,5 Northrop Grumman is exposed to significant human rights risks that could result in complex litigation, fines, political and regulatory risk, and reputational damage that may harm its future business prospects and long-term financial performance. The Company has contracts or supplies weapons to a number of countries engaged in international and internal armed conflicts including: Saudi Arabia and United Arab Emirates (Yemen); India (Kashmir); Israel (Palestine); Morocco (Western Sahara) and Colombia. 6 There is a high likelihood of conducting business in conflict-affected areas, which are characterized by widespread human rights abuses. Business enterprises operating in those contexts have responsibility to conduct enhanced due diligence to ensure that the business is not involved with such abuses.7

In its Form 10-k for the year ending December 31, 2019, the Company notes that its international business exposes it to additional risks and states that “sales to customers outside the US are an increasingly important component of our strategy.”8 It continues: “The products and services we provide internationally, including those provided by subcontractors and joint ventures in which we have an interest, are sometimes in countries with unstable governments, economic or fiscal challenges, military or political conflicts and/or developing legal systems. This may increase the risk to our employees, subcontractors or other third parties, and/or increase the risk of a wide range of liabilities, as well as loss of property or damage to our products.”

In 2019, Amnesty International released a report, “Outsourcing Responsibility: Human Rights Policy in the Defence Sector”9, on the human rights policies and practices of Northrop Grumman and 21 other defense companies measured against the UN Guiding Principles for Human Rights and the OECD Guidance. It requested information about their human rights due diligence processes and policies; Northrop Grumman was one of 14 companies that did not respond. The report concludes that the sector “has also been slow to acknowledge publicly its own responsibilities to prevent adverse human rights impacts in core areas of its business – namely the supply of arms to areas of conflict and upheaval.” It makes clear that defense sector companies have a responsibility for “how their weapons are being and are likely to be used once they are deployed by armed forces or law enforcement.” The report’s recommendations to defense companies include: “to identify and assess the human rights impacts of company products before, during and after transfer” of the products and “publicly communicate the risks identified and how they are being addressed in the fullest way possible.”

The report notes that Northrop Grumman makes electronic warfare components for Boeing F-15 combat aircraft, used by the Saudi Arabia-led coalition in its intervention in the civil war in Yemen. Northrop Grumman is one of Saudi Arabia’s largest defense partners and has, “been heavily involved in the training and development of Saudi military personnel.”10 In 2018, the International Commission of Jurists reported that the Saudi-led coalition violated international humanitarian law during operations in Yemen in 2017.11 The UN declared that the conflict created the world’s worst humanitarian crisis, with 24 million people dependent on aid and protection.

Northrop Grumman’s contract with the US Department of Homeland Security presents concerns regarding algorithmic racial bias, risks to privacy and First Amendment rights, and potential harm to immigrant communities.

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In 2018, Northrop Grumman won a contract from the US Department of Homeland Security (“DHS”) to develop the first two stages of Homeland Advanced Recognition Technology (“HART”), a cloud-based biometrics database. HART will increase the characteristics by which recognition technology identifies people – from today’s use of iris, fingerprint and facial recognition to “a variety of other characteristics, like palm prints, scars, tattoos, physical markings, and even voices.” 12

The HART database will allow DHS agents to identify faces and capture data in the field, enabling agencies to track people in public without their knowledge or consent,13 and individuals may not have avenues to challenge or correct the data gathered about them. Furthermore, the information could be misleading and inaccurate, either with respect to the quality and depth of information used to identify relationship ties, or with respect to its inclusion of facial recognition data which may be gathered by technology that has bias, including misidentifying people of color and women at higher rates than Caucasian people and men, and that misidentification increases for people with darker skin tones.14 DHS has even found inaccuracies of its own facial recognition system,15 which raises concerns that HART will encourage racial profiling or misidentification.16 Congress has held multiple hearings on oversight of facial recognition to examine private sector use, potential transparency, privacy, accuracy, ownership, and security implications involved in its use and the partnerships companies develop with government entities, and potential legislative solutions.17 In a March 2020 posting to the Federal Register,18 DHS sought an exemption of the HART system from the Privacy Act, which presents concerns and could result in potential violations of privacy rights and subsequent legal or reputational risk for the Company.”19

Emerging technologies, including artificial intelligence, may also have unknown risks, including of data security, and unanticipated consequences that infringe on human rights such as discrimination based on race or ethnicity, freedom of assembly, and privacy, and expose Northrop Grumman to legal or reputational harm. This includes emerging opportunities connected to the use of AI in the COVID-19 pandemic.20 The UN Office of the High Commissioner for Human Rights expressed alarm regarding the potential use of lethal autonomous robotics for targeted killings by states, including Northrop Grumman’s X-47B drone.21

For Defense & Aerospace companies, the Sustainability Accounting Standards Board (SASB) identifies Data Security, as well as Ethics, as topics that are financially material.22 In the related Sustainability Accounting Standard23, SASB provides a “minimum set of industry-specific disclosure topics reasonably likely to constitute material information”, including “how management or mismanagement of each topic may affect value creation.”

For example, SASB requires that such companies describe their due diligence practices and procedures with respect to Data Security Description of approach to identifying and addressing data security risks in (1) company operations and (2) products.” In addition, with respect to Business Ethics: … “Discussion of processes to manage business ethics risks throughout the value chain.” The requested Human Rights Impact Assessment would provide relevant information on these criteria.

In April 2020, in the wake of the COVID-19 pandemic, European Commissioner for Justice Didier Reynders announced that the European Commission will introduce legislation in 2021 to make human rights due diligence mandatory for EU companies.24 Northrop Grumman has long-standing and substantial business interests in the EU,25 and will therefore be required to identify, prevent, mitigate and account for its human rights impacts. This will include following the UN Guiding Principles on Business and Human Rights and include “identifying and assessing actual or potential adverse human rights impacts that the enterprise may cause or contribute to through its own activities, or which may be directly linked to its operations, products or services by its business relationships.”26

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In April 2020, investors with $5 trillion in assets under management released a statement in support of mandatory human rights due diligence for companies, calling on governments to put in place regulatory measures to require mandatory human rights due diligence.27 Investment restrictions related to weapons affect over $1.5 trillion in assets, a 78 percent increase since 2016.28

Despite assertions in the Company’s Statement in Opposition (“Statement”) to this shareholder Proposal, Northrop Grumman’s current processes, policies and disclosure do not sufficiently address the concerns the Proposal raises.

The efforts Northrop Grumman describes in its Statement fall short of a Human Rights Impact Assessment, and contrary to the Company’s assertion, the Proposal is not vague or overly broad. A Human Rights Impact Assessment is “a process for identifying, understanding, assessing and addressing the adverse effects of a business project or activities on the human rights enjoyment of impacted rights-holders such as workers and community members.”29 It involves several phases which are necessary to ensure it is comprehensive. It should be based on international human rights standards and requires engagement with rights-holders. This analysis and reporting are helpful for building internal capacity and awareness, strengthening engagement with stakeholders, and helping the company to prioritize efforts and develop effective mitigation strategies.

The proponents appreciate that the Company is committed to “updating and refining its program”, and that it has updated its Human Rights Policy with more information about governance structure and board oversight. However, without conducting a Human Rights Impact Assessment, it is difficult to understand how Northrop Grumman can refine and update its program effectively to assess and prioritize the greatest areas of risk.

Northrop Grumman states that the Proposal is “impracticable and inappropriate.” What the proponents request is consistent with the UNGPs and is in line with what Amnesty International lists as strategies that defense companies can use to identify risk: “vetting clients’ past performance against human rights benchmarks; building high expectations of compliance with international human rights law into contracts; continuous monitoring and periodic auditing of client performance; and using leverage to influence the behaviour of clients up to and including suspending or even ceasing the business relationship where risks cannot be adequately mitigated.”30

If the Company is concerned that it cannot identify the actual and potential human rights impacts associated with its business while generating long-term value for its stakeholders, as it states in its Opposition Statement, this presents serious questions as to whether it is meeting its human rights responsibility. The Proposal asks for the Company to identify its impacts, not to mitigate them nor does it attempt to influence which products and services Northrop Grumman can sell to particular customers. Nor does the Proposal ask the Company to change its relationship with any of its existing or potential customers or compromise confidential or strategic information.

Conclusion:

Proponents of the proposal urge shareholders to vote FOR Item 4, Human Rights Impact Assessment at Northrop Grumman Corporation’s Annual Meeting of Shareholders on May 20, 2020 because:

1.	Northrop Grumman’s lack of disclosure of its assessment of its human rights impacts prevents shareholders from understanding the Company’s human rights risks and evaluating the effectiveness of the company’s human rights risk management systems.

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2.	Northrop Grumman’s existing practices and disclosures fall short of meeting standards for Human Rights Impact Assessment needed for human rights due diligence.

3.	Northrop Grumman is exposed to legal, financial, regulatory, and reputational risks as a result of human rights impacts in its operations and supply chain.

4.	Conducting a Human Rights Impact Assessment would enable the Company to demonstrate effective risk identification and management.

For questions regarding Proposal 4 at Northrop Grumman Corporation on Human Rights Impact Assessment please contact: Mary Beth Gallagher, Investor Advocates for Social Justice, mbgallagher@iasj.org.

Sincerely,

Mary Beth Gallagher

Executive Director

Investor Advocates for Social Justice

Date: May 14, 2020

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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1 https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf

2 http://mneguidelines.oec.org

3 http://mneguidelines.oecd.org/OECD-Due-Diligence-Guidance-for-Responsible-Business-Conduct.pdf

4 https://people.defensenews.com/top-100/

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/1133421/000113342120000006/noc-12312019x10k.htm#sD3971408030850D8A5C6AC4101E2121C

6 www.northropgrumman.com/AboutUs/OurGlobalPresence/Pages/default.aspx; https://www.upi.com/Defense-News/2015/10/16/Colombia-receives-Northrop-Grumman-ANTPS-78-radar/4871445000556/; www.moroccoworldnews.com/2018/05/246179/morocco-cargo-m1a2s-laser-tanks-us/; www.news.northropgrumman.com/news/releases/northrop-grumman-delivers-center-fuselage-for-first-israeli-f-35-aircraft

7 UNGP Principle 7; www.amnesty.org/en/documents/act30/0893/2019/en/

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/1133421/000113342120000006/noc-12312019x10k.htm#sD3971408030850D8A5C6AC4101E2121C

9 https://www.amnesty.org/download/Documents/ACT3008932019ENGLISH.PDF

10 www.northropgrumman.com/AboutUs/OurGlobalPresence/MiddleEastAndAfrica/Pages/Who-We-Are-in-the-Middle-East.aspx

11 http://www.icj.org/wp-content/uploads/2018/09/Yemen-War-impact-on-populations-Advocacy-Analysis-Brief-2018-ENG.pdf

12 https://www.hstoday.us/subject-matter-areas/biometrics-id-management/legacy-systems-held-dhs-biometrics-programs-back-not-anymore/

13 https://www.eff.org/fr/deeplinks/2018/06/hart-homeland-securitys-massive-new-database-will-include-face-recognition-dna-and

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14 http://proceedings.mlr.press/v81/buolamwini18a/buolamwini18a.pdf; https://ieeexplore.ieee.org/document/6327355?tp=&arnumber=6327355&url=http:%2F%2Fieeexplore.ieee.org%2Fxpls%2Ficp.jsp%3Farnumber%3D6327355

15 https://www.markey.senate.gov/news/press-releases/senators-markey-and-lee-query-dept-of-homeland-security-on-expansion-of-facial-recognition-scanning-program-at-us-airports

16 https://www.aclu.org/blog/privacy-technology/surveillance-technologies/amazons-face-recognition-falsely-matched-28

17https://oversight.house.gov/legislation/hearings/facial-recognition-technology-part-iii-ensuring-commercial-transparency

18 https://www.federalregister.gov/documents/2020/03/16/2020-04979/privacy-act-of-1974-system-of-records

19 https://findbiometrics.com/new-dhs-biometric-records-system-to-be-exempt-from-privacy-act-903271/

20 https://www.northropgrumman.com/using-artificial-intelligence-covid-19-white-house-challenge/

21 www.theatlantic.com/technology/archive/2014/05/the-military-wants-to-teach-robots-right-from-wrong/370855/

22 See the SASB Material Map for “Defense & Aerospace” at https://materiality.sasb.org/.

23 This Standard can be downloaded under the “Defense & Aerospace” sector at https://www.sasb.org/standards%20overview/download-current-standards/.

24https://responsiblebusinessconduct.eu/wp/2020/04/30/european-commission-promises-mandatory-due-diligence-legislation-in-2021/

25 https://www.northropgrumman.com/who-we-are/northrop-grumman-in-europe/

26 https://www.ohchr.org/EN/Issues/Business/Pages/CorporateHRDueDiligence.aspx

27 https://investorsforhumanrights.org/news/investor-case-for-mhrdd

28 US Forum for Sustainable and Responsible Investment (USSIF) Trends Report, https://www.ussif.org/files/Trends/Trends%202018%20executive%20summary%20FINAL.pdf

29 https://www.humanrights.dk/sites/humanrights.dk/files/media/dokumenter/business/hria_toolbox/introduction/welcome_and_introduction_final_may2016.pdf_223791_1_1.pdf

30 https://www.amnesty.org/download/Documents/ACT3008932019ENGLISH.PDF